Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2016

May 10, 2016

This Management’s Discussion and Analysis (“MD&A”) of Aptose Biosciences Inc. (“Aptose”, the “Company”, “we”, “us” and similar expressions) for the interim period should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the three months ended March 31, 2016 and 2015 which are incorporated by reference herein and form an integral part of this MD&A. The March 31, 2016 interim financial statements and additional information about the Company, including the annual audited financial statements and MD&A as at December 31, 2015 and for the year then ended, and the annual report on form 20-F of the Company as at December 31, 2015 and for the year then ended can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This management’s discussion and analysis may contain forward-looking statements within the meaning of securities laws. Such statements include, but are not limited to, statements relating to:

•	our business strategy;
•	our clinical development plans;
•	our ability to obtain the substantial capital we require to fund research and operations;
•	our plans to secure strategic partnerships to assist in the further development of our product candidates and to build our pipeline;
•	our plans to conduct clinical trials and preclinical programs;
•	our expectations regarding the progress and the successful and timely completion of the various stages of our drug discovery, preclinical and clinical studies and the regulatory approval process;
•	our plans, objectives, expectations and intentions; and
•	other statements including words such as “anticipate”, “contemplate”, “continue”, “believe”, “plan”, “estimate”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions.

The forward-looking statements reflect our current views with respect to future events, are subject to significant risks and uncertainties, and are based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

•	our ability to obtain the substantial capital we require to fund research and operations;
•	our lack of product revenues and history of operating losses;
•	our early stage of development, particularly the inherent risks and uncertainties associated with (i) developing new drug candidates generally, (ii) demonstrating the safety and efficacy of these drug candidates in clinical studies in humans, and (iii) obtaining regulatory approval to commercialize these drug candidates;
•	our drug candidates require time-consuming and costly preclinical and clinical testing and regulatory approvals before commercialization;
•	clinical studies and regulatory approvals of our drug candidates are subject to delays, and may not be completed or granted on expected timetables, if at all, and such delays may increase our costs and could delay our ability to generate revenue;
•	the regulatory approval process;
•	our ability to recruit patients for clinical trials;
•	the progress of our clinical trials;
•	our ability to find and enter into agreements with potential partners;
•	our ability to attract and retain key personnel;
•	our ability to obtain and maintain patent protection;
•	our ability to protect our intellectual property rights and not infringe on the intellectual property rights of others;
•	our ability to comply with applicable governmental regulations and standards;
•	development or commercialization of similar products by our competitors, many of which are more established and have or have access to greater financial resources than us;
•	commercialization limitations imposed by intellectual property rights owned or controlled by third parties;
•	potential product liability and other claims;
•	our ability to maintain adequate insurance at acceptable costs;
•	further equity financing, which may substantially dilute the interests of our existing shareholders;
•	changing market conditions; and
•	other risks detailed from time-to-time in our on-going quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission, and those which are discussed under the heading “Risk Factors” in this document.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this management’s discussion and analysis or, in the case of documents incorporated by reference herein, as of the date of such documents, and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

corporate update

At-The-Market-Facility

In April 2015, Aptose entered into an at-the-market (“ATM”) facility for up to US $20,000,000 of common shares. The ATM along with the effective shelf prospectus that was filed in December 2014 provides us with the added flexibility to quickly access the market and raise capital at market price. Subsequent to the quarter end, we issued 115,927 common shares under the ATM at prices ranging from US$2.43 to US$2.67 per share for gross proceeds of approximately US$297 thousand.

program updates

APTO-253

Phase Ib Trial

APTO-253 is being evaluated by Aptose in a Phase 1b relapsed / refractory hematologic malignancy study.  For the study, a modified dose schedule was selected, such that APTO-253 is being administered on the first two days of each 7-day dosing period of a 28-day cycle (i.e., days 1, 2, 8, 9, 15, 16, 22, 23). This results in lower per-administration dose levels to provide the same overall exposure per cycle achieved in the prior Phase 1 solid tumor study, and to more consistently achieve the minimum exposure levels at the end of each dosing period that may be important for efficacy.

Approximately 15 patients will be enrolled in each of two arms of the dose escalation phase of the study: arm (A) will include patients with acute leukemias (including AML) and high-risk myelodysplastic syndromes, or MDS; arm (B) will include patients with lymphomas (Hodgkin’s and non-Hodgkin’s Lymphoma) and multiple myeloma, followed by enrollment of an additional 15 patients in each of two separate disease-specific expansion cohorts, for a total estimated enrollment of 60 patients.

For future development, upon selection of a lead hematologic indication from this Phase 1b study, combination of APTO-253 with a standard therapy will be considered.

Indications for APTO-253 Clinical Studies
APTO-253 is being administered to patients who have any of the following hematologic malignancies that have failed standard therapies.

  Acute leukemias (including AML, but not including acute promyelocytic leukemia)
  High-risk MDS
  Lymphoma (Hodgkin’s and Non-Hodgkin’s)
  Multiple myeloma

Upon completion of the dose-escalation stage of the study and determination of the recommended Phase 2 dose (RP2D), two hematologic cancer indications will be selected from those indications studied in the dose-escalation phase, for enrollment in two disease-specific single-agent expansion cohorts.

Clinical Hold and Current Status

We announced in November 2015 that the Food and Drug Administration (“FDA”), following a voluntary suspension of dosing by us and discussions with us, placed our Phase Ib clinical trial of APTO-253 in patients with hematologic cancers on clinical hold. This hold was intended to ensure patient safety within the trial and to ensure manufacturing and dosing procedures are consistent with the appropriate documented quality standards.

The voluntary suspension of dosing by Aptose was initiated as a result of a preliminary review, which was accelerated to evaluate manufacturing processes and procedures upon the report of an operational difficulty with an IV infusion pump at a clinical site. The pump experienced back pressure during IV patient dosing at the point of the filter. Further review discovered preliminary concerns regarding the documentation records of the manufacturing procedures of the drug product associated with APTO-253. A complete safety review of all patient files had been completed prior to initial discovery of the manufacturing documentation irregularities, and there have been no drug-related serious adverse events (SAEs) reported. The observed pharmacokinetic levels in the patients treated were within the expected range. Thus, the clinical hold is based on a manufacturing issue and is not related to safety, efficacy or pharmacokinetics.

Currently, Aptose is guiding qualified contract manufacturing organizations (“CMO”) to introduce new methodologies to formulate APTO-253 into a drug product that is safe and stable, and which should not result in filter clogging events in the future. The first CMO has manufactured new GMP batches of the Active Pharmaceutical Ingredient (“API”) to provide material for formulation studies and to supply the clinical trials into the future. Aptose also qualified a separate CMO with expertise in liquid formulations to perform formulation development studies and to manufacture the final form of the drug product for return to the clinic. The CMO has performed numerous formulation studies using a variety of methodologies and is now evaluating their solubility and stability over time in an effort to identify an appropriate methodology to manufacture a new batch of drug product to take to the FDA. In order to have the clinical hold lifted and to return APTO-253 to the clinical trial, Aptose must articulate the root cause of the filter clogging incident to the FDA and demonstrate to the FDA that a newly manufactured batch of GMP-grade APTO-253 drug substance has been formulated and is unlikely to cause such incidents in the future. The ultimate decisions regarding the lift of the clinical hold, the appropriateness of the new drug product, and the starting dose for the trial will reside with the FDA.

Multi-Targeting Bromodomain Program

In November 2015, Aptose entered into a definitive agreement with Moffitt Cancer Center for exclusive global rights to potent, multi-targeting, single-agent inhibitors for the treatment of hematologic and solid tumor cancers. These small molecule agents are highly differentiated inhibitors of the Bromodomain and Extra-Terminal motif (“BET”) protein family members, which simultaneously target specific kinase enzymes. The molecules developed by Moffitt exhibit nanomolar potency against the BET family members and specific oncogenic kinases which, when inhibited, are synergistic with BET inhibition. Under the agreement, Aptose has access to the drug candidates developed by Moffitt and the underlying intellectual property covering the chemical modifications enabling potent bromodomain (BRD) inhibition on the chemical backbone of a kinase inhibitor. Aptose expects lead clinical candidates to emerge from the collaboration by late 2016.

Multi-Targeting Epigenetic Program

In November 2015, Aptose also announced an exclusive drug discovery partnership with Laxai Avanti Life Sciences (“LALS”) for their expertise in next generation epigenetic-based therapies. Under the agreement, LALS will be responsible for developing multiple clinical candidates, including optimizing candidates derived from Aptose's relationship with the Moffitt Cancer Center. Aptose will own global rights to all newly discovered candidates characterized and optimized under the collaboration, including all generated intellectual property.

financing activities

No common shares were issued during the three months ended March 31, 2016.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, Aptose has financed its operations and technology acquisitions primarily from equity and debt financing, proceeds from the exercise of warrants and stock options, and interest income on funds held for future investment.

We currently do not earn any revenues from our drug candidates and are therefore considered to be in the development stage. The continuation of our research and development activities and the commercialization of the targeted therapeutic products are dependent upon our ability to successfully finance and complete our research and development programs through a combination of equity financing and payments from strategic partners. We have no current sources of significant payments from strategic partners.

Cash Position

At March 31, 2016, we had cash and cash equivalents and investments of $15.0 million compared to $19.7 million at December 31, 2015. We generally invest our cash in excess of current operational requirements in highly rated and liquid instruments. Investment decisions are made in accordance with an established investment policy administered by senior management and overseen by our Board of Directors. As at March 31, 2016, our cash and cash equivalents consisted $2.2 million (December 31, 2015 - $761 thousand) and funds in both Canadian and US dollars deposited into high interest savings accounts totaling $4.5 million (December 31, 2015 - $10.7 million). Working capital (representing primarily cash, cash equivalents, investments and other current assets less current liabilities) at March 31, 2016 was $14.0 million (December 31, 2015 –$18.5 million).

We do not expect to generate positive cash flow from operations for the foreseeable future due to additional research and development costs, including costs related to drug discovery, preclinical testing, clinical trials, manufacturing costs and operating expenses associated with supporting these activities. It is expected that negative cash flow will continue until such time, if ever, that we receive regulatory approval to commercialize any of our products under development and/or royalty or milestone revenue from any such products exceeds expenses.

RESULTS OF OPERATIONS

Our net loss for the three months ended March 31, 2016 was $5.1 million ($0.42 per share) compared with $3.6 million ($0.30 per share) during the three months ended March 31, 2015. The increase in net loss is due to increased research and development costs related to APTO-253 as well as a foreign exchange loss on our USD cash and cash equivalents balances due to the appreciation of the Canadian dollar during the quarter.

We utilized cash of $4.5 million in our operating activities in the three months ended March 31, 2016 compared with $2.2 million in the three months ended March 31, 2015. The increase in cash used in operating activities in the current period is due to an increased net loss compared with the prior year as well as a reduction in accounts payable and accrual balances during the quarter compared with an increase in these balances in the three months ended March 31, 2015.

At March 31, 2016, we had cash and cash equivalents and investments of $15.0 million compared to $19.7 million at December 31, 2015.

Research and Development

Research and development expenses totaled $2.3 million in the three months ended March 31, 2016 compared to $884 thousand in the prior year period. Research and development costs consist of the following:

Components of research and development expenses:

	Three months ended
(in thousands)	March 31, 2016	March 31, 2015

Program costs	$2,247	$860
Stock based compensation	56	19
Depreciation of equipment	12	5
	$2,315	$884

The increase in research and development costs in the three months ended March 31, 2016 compared with the three months ended March 31, 2015 is due to the following reasons:

•	Costs associated with the LALS/Moffitt collaboration developing epigenetic single molecule inhibitors of multiple targets, including the bromodomain and extraterminal domain (BET) proteins, and other kinases for which no comparable expenses existed in the prior year;
•	Formulation and manufacturing costs associated with APTO-253 and the root cause analysis of the filter clogging identified in November 2015;
•	Increased Contract Research Organization costs related to consultants and advisors as we work towards returning APTO-253 to the clinic; and
•	Increased research and clinical operations headcount.

Stock based compensation costs allocated to research and development increased in the three months ended March 31, 2016 to reflect option grants to new employees.

General and Administrative

General and administrative expenses totaled $2.6 million for the three months ended March 31, 2016 compared to $2.7 million in the three months ended March 31, 2015. General and administrative expenses consist of the following:

Components of general and administrative expenses:

	Three months ended
(in thousands)	March 31, 2016	March 31, 2015

General and administrative excluding salaries	$1,133	$1,029
Salaries	975	753
Stock based compensation	479	940
Depreciation of equipment	21	7
	$2,608	$2,729

General and administrative costs excluding salaries are higher in the three months ended March 31, 2016 compared with the prior year due to higher rent costs associated with our office in San Francisco, additional patent costs due to timing as well as a depreciation in the Canadian dollar compared with the prior year period which has resulted in an increase to the cost of our US dollar denominated expenditures.

Increased salary costs have increased in the three months ended March 31, 2016 compared with the prior year due to additional headcount, the establishment of a benefits plan for employees in the United States and higher Canadian dollar salary costs for our US employees due to the lower value of the Canadian dollar during the three month period compared with the prior year.

Stock-based compensation costs decreased in the three months ended March 31, 2016 compared with prior year due to large option grants in June and July 2014 which vested 50% during the first year and therefore contributed to higher stock based compensation expense during the first twelve month period.

Finance Expense

Finance expense for the three months ended March 31, 2016 was $196 thousand compared with $60 thousand for the three months ended March 31, 2015. Finance expense includes the following items:

	Three months ended
(in thousands)	March 31, 2016	March 31, 2015
Interest expense	$-	$20
Foreign exchange loss	196	40
	$196	$60

Interest expense for the three months ended March 31, 2015 relates to interest accrued at a rate of 10% on the remaining balance of convertible promissory notes issued in September 2013 as well as accretion expense related to the conversion feature of the notes. All of the promissory notes have now been converted into common shares.

Foreign exchange loss in the three months ended March 31, 2016 is the result of a decrease in the value of our US dollar denominated cash and cash equivalents balances during the period due to the appreciation of the Canadian dollar compared to the US dollar since January 1, 2016.

Finance Income

Finance income, consisting solely of interest income, totaled $47 thousand in the three months ended March 31, 2016 compared to $104 thousand in the three months ended March 31, 2015. Interest income represents interest earned on our cash and cash equivalent and investment balances.

Net loss for the period

For the reasons discussed above, our net loss for the three months ended March 31, 2016 increased to $5.1 million ($0.42 per share) compared to $3.6 million ($0.30 per share) in the three months ended March 31, 2015.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The selected financial information provided below is derived from our unaudited quarterly financial statements for each of the last eight quarters.

		Q1		Q4		Q3		Q2		Q1				Four months ended		Q4
(Amounts in 000’s except for per common share data)		Mar 31, 2016		Dec 31, 2015		Sept 30, 2015		June 30, 2015		Mar 31, 2015		Dec 31, 2014		Sept 30, 2014		May 31, 2014
Revenue	$	―	$	―	$	―	$	―	$	―	$	―	$	―	$	―
Research and development expense		2,315		2,340		1,722		1,308		884		1,093		1,311		1,012
General and administrative expense		2,608		2,364		2,248		2,504		2,729		2,554		2,988		3,192
Net loss		(5,072)		(4,431)		(3,261)		(3,365)		(3,569)		(3,584)		(4,187)		(4,221)
Basic and diluted net loss per share		$(0.42)		$(0.38)		$(0.27)		$(0.28)		$(0.30)		$(0.31)		$(0.36)		$(0.49)
Cash (used in) operating activities		$(4,523)		$(3,619)		$(2,567)		$(4,296)		$(2,183)		$(2,745)		$(3,926)		$(3,926)

Research and development expenditures have increased over the past three quarters due to the Phase 1b clinical trial of APTO-253 for which the first patient was enrolled in January 2015 and was subsequently placed on hold in November 2015. In fourth quarter of 2015 and first quarter of 2016, research and development expenditures increased further due to costs associated with the quality, manufacturing and formulation work including the Clinical Hold described above as well as costs related to the collaboration agreement with Moffit and LALS.

The increase in general and administrative expense in the three months ended May 31, 2014 is due to severance costs associated with a former officer of the Company of $762 thousand. In the four months ended September 30, 2014, the general and administrative expense is higher due to a four-month versus three-month period in relation to the change in the financial year of the Company. General and administrative costs in the three months ended March 31, 2015 again were higher due to the relocation of the Toronto office and related clean-up costs as well as costs related to our NASDAQ listing. In the three months ended March 31, 2016 costs increased due to our US dollar expenses and payroll costs which were more costly due to the valuation of the Canadian dollar over that time period.

Cash used in operating activities fluctuates significantly due primarily to timing of payments and increases and decreases in the accounts payables and accrued liabilities balances.

Contractual Obligations and Off-Balance Sheet Financing

At March 31, 2016, we had contractual obligations requiring annual payments as follows:

(in thousands)	Less than 1 year	1-3 years	3-5 years	Total
Operating leases	$544	806	242	$1,592

The Company has entered into various contracts with service providers with respect to the clinical development of APTO-253. These contracts could result in future payment commitments of up to approximately $2.6 million over the related service period. Of this amount, $720 thousand has been paid and $41 thousand has been accrued at March 31, 2016. The payments are based on services performed and amounts may be higher or lower based on actual services performed.

As at March 31, 2016, we have not entered into any off-balance sheet arrangements other than the operating leases for our offices and labs and certain office equipment.

RISK FACTORS

Before making an investment decision with respect to our common shares, you should carefully consider the following risk factors, in addition to the other information included or incorporated by reference into this report. The risks set out below are not the only risks we face. If any of the following risks should be realized, our business, financial condition, prospects or results of operations would likely suffer. In that case, the trading price of our common shares could decline and you may lose all or part of the money you paid to buy our common shares.

Please refer to our December 31, 2015 MD&A for a complete discussion of risks and uncertainties.

•	We are at an early stage of development. Significant additional investment will be necessary to complete the development of any of our products to approval.
•	We need to raise additional capital. Due to our lack of product revenues, we have an ongoing need to raise additional capital. To obtain the necessary capital, we must rely on some or all of the following: additional share issuances, debt issuances, collaboration agreements or corporate partnerships and grants and tax credits to provide full or partial funding for our activities. Additional funding may not be available on terms that are acceptable to us or in amounts that will enable us to carry out our business plan.
•	We have a history of operating losses. We expect to incur net losses and we may never achieve or maintain profitability.
•	Clinical trials are long in duration, expensive and uncertain processes and the FDA may ultimately not approve any of our product candidates. We may never develop any commercial drugs or other products that generate revenues.
•	We may not achieve our projected development goals in the time frames we announce and expect.
•	Delays in clinical testing could result in delays in commercializing our product candidates and our business may be substantially harmed.
•	We rely on contract manufacturers over whom we have limited control. If we are subject to quality, cost or delivery issues with the preclinical and clinical grade materials supplied by contract manufacturers, our business operations could suffer significant harm.
•	If we have difficulty enrolling patients in clinical trials, the completion of the trials may be delayed or cancelled.
•	If we are unable to successfully develop companion diagnostics for our therapeutic product candidates, or experience significant delays in doing so, we may not achieve marketing approval or realize the full commercial potential of our therapeutic product candidates.
•	We rely and will continue to rely on third parties to conduct and monitor many of our preclinical studies and our clinical trials, and their failure to perform as required could cause substantial harm to our business.

•	We heavily rely on the capabilities and experience of our key executives and scientists and the loss of any of them could affect our ability to develop our products.
•	Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have a material adverse effect on our business.
•	We may expand our business through the acquisition of companies or businesses or by entering into collaborations or by in-licensing product candidates, each of which could disrupt our business and harm our financial condition.
•	Negative results from clinical trials or studies of others and adverse safety events involving the targets of our products may have an adverse impact on our future commercialization efforts.
•	As a result of intense competition and technological change in the biotechnical and pharmaceutical industries, the marketplace may not accept our products or product candidates, and we may not be able to compete successfully against other companies in our industry and achieve profitability.
•	We may be unable to obtain patents to protect our technologies from other companies with competitive products, and patents of other companies could prevent us from manufacturing, developing or marketing our products.
•	Our products and product candidates may infringe the intellectual property rights of others, or others may infringe on our intellectual property rights which could increase our costs.
•	We may incur substantial cost in defending our intellectual property.
•	If product liability, clinical trial liability or environmental liability claims are brought against us or we are unable to obtain or maintain product liability, clinical trial or environmental liability insurance, we may incur substantial liabilities that could reduce our financial resources.
•	We may be unable to obtain partnerships for one or more of our product candidates which could curtail future development and negatively impact our share price. In addition, our partners might not satisfy their contractual responsibilities or devote sufficient resources to our partnership.
•	We may be exposed to fluctuations of the Canadian dollar against certain other currencies because we publish our consolidated financial statements and hold our investments in Canadian dollars, while we incur many of our expenses in foreign currencies, primarily the United States dollar. Fluctuations in the value of currencies could cause us to incur currency exchange losses.
•	We are subject to extensive government regulation.
•	Our share price has been and may continue to be volatile and an investment in our common shares could suffer a decline in value.
•	Future sales of our common shares by us or by our existing shareholders could cause our share price to fall.
•	We are susceptible to stress in the global economy therefore, our business may be affected by the current and future global financial condition.
•	There is no assurance that an active trading market in our common shares will be sustained.
•	It may be difficult for non-Canadian investors to obtain and enforce judgments against us because of our Canadian incorporation and presence.
•	We are likely a “passive foreign investment company” which may have adverse U.S. federal income tax consequences for U.S. shareholders.
•	We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common shares less attractive to investors.
•	Any failure to maintain an effective system of internal controls may result in material misstatements of our consolidated financial statements or cause us to fail to meet our reporting obligations or fail to prevent fraud; and in that case, our shareholders could lose confidence in our financial reporting, which would harm our business and could negatively impact the price of our common shares.
•	As a foreign private issuer, we are not subject to certain United States securities law disclosure requirements that apply to a domestic United States issuer, which may limit the information which would be publicly available to our shareholders.

Financial instruments

(a) Financial instruments

We have classified our financial instruments as follows:

	March 31,	December 31,
(in thousands)	2016	2015

Financial assets:
Cash and cash equivalents, consisting of high interest
savings accounts, measured at amortized cost	$6,742	$11,503
Investments, consisting of guaranteed investment
certificates, measured at amortized cost
including accrued interest	8,286	8,245

Financial liabilities:
Accounts payable, measured at amortized cost	330	522
Accrued liabilities, measured at amortized cost	1,527	1,834

At March 31, 2016, there are no significant differences between the carrying values of these amounts and their estimated market values due to their short-term nature.

(b) Financial risk management

We have exposure to credit risk, liquidity risk and market risk. Our Board of Directors has the overall responsibility for the oversight of these risks and reviews our policies on an ongoing basis to ensure that these risks are appropriately managed.

(i) Credit risk

Credit risk is the risk of financial loss to us if a customer, partner or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from our cash and cash equivalents and investments. The carrying amount of the financial assets represents the maximum credit exposure.

We manage credit risk for our cash and cash equivalents and investments by maintaining minimum standards of R1-low or A-low investments and we invest only in highly rated Canadian corporations with debt securities that are traded on active markets and are capable of prompt liquidation.

(ii) Liquidity risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. To the extent that we do not believe we have sufficient liquidity to meet our current obligations, the Board considers securing additional funds through equity or debt transactions. We manage our liquidity risk by continuously monitoring forecasts and actual cash flows. All of our financial liabilities are due within the current operating period.

(iii) Market risk

Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates and equity prices will affect our income or the value of our financial instruments.

We are subject to interest rate risk on our cash and cash equivalents however we do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on the investments, owing to the relative short-term nature of the investments. We do not have any material interest bearing liabilities subject to interest rate fluctuations.

Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. We are exposed to currency risk from employee costs as well as the purchase of goods and services primarily in the U.S. and on cash held in foreign currencies. Fluctuations in the US dollar exchange rate could potentially have a significant impact on the Company’s results. Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase or decrease in loss for the year and comprehensive loss of $560 thousand (December 31, 2015- $576 thousand). Balances in foreign currencies at March 31, 2016 are as follows:

	US$ balances at	US$ balances at
(in thousands)	March 31, 2016	December 31, 2015
Cash and cash equivalents	$5,046	$5,000
Accounts payable and accrued liabilities	(735)	(838)
	$4,311	$4,162

The Company does not have any forward exchange contracts to hedge this risk.

The Company does not invest in equity instruments of other corporations.

(c) Capital management

Our primary objective when managing capital is to ensure that we have sufficient cash resources to fund our development activities and to maintain our ongoing operations. To secure the additional capital necessary to pursue these plans, we may attempt to raise additional funds through the issuance of equity or by securing strategic partners.

We include cash and cash equivalents and investments in the definition of capital.

We are not subject to externally imposed capital requirements and there has been no change with respect to the overall capital management strategy during the three months ended March 31, 2016.

use of proceeds

The following table provides an update on the anticipated use of proceeds raised in the December 2013 and April 2014 equity offerings along with amounts actually expended.

As of March 31, 2016 the following expenditures have been incurred:

(in thousands)	Previously disclosed		Additional Costs	Spent to Date	Remaining to be spent

Phase Ib clinical trial	$3,350	$	**	$2,052	$ **
Depending on the Phase Ib clinical trial of APTO-253 results, fund single agent expansion and drug combination focused Phase 2 Trials in both AML and MDS patients	7,800		-	nil	7,800
APTO-253 manufacturing program	2,250		**	1,608	**
Research and development programs(1)	2,000		-	2,000	-
General and corporate purposes(1)	15,869		-	15,869	-
	$31,269	$	**	$21,529	$ **

(1)	We have utilized all of the funds allocated from the December 2013 and April 2014 equity offerings to Research and Development programs and General and Corporate purposes and continue to fund expenses through proceeds related to warrant and stock option exercises for which no allocations were stipulated.

**	In November 2015, the ongoing Phase 1b clinical trial was placed on clinical hold (as described above). We are diligently working on reinitiating the clinical trial, however the ultimate decisions, and the related costs, regarding the lift of the clinical hold, the appropriateness of the new drug product, and the starting dose for the trial will depend on the outcome of our discussions with the FDA and may vary significantly. As such, we are not currently in a position to reasonably estimate the total costs to be incurred to complete the Phase 1b clinical trial and associated manufacturing program and do not anticipate to be in such a position until we receive additional feedback from the FDA.

We do not anticipate initiating the Phase 2 trials until the results of the Phase Ib are available and only then if the results warrant further clinical investigation.

Evaluation of DISCLOSURE CONTROLS AND INTERNAL CONTROLS

There have been no changes in the Company’s internal control over financial reporting that occurred during the three months ended March 31, 2016 that have materially affected or are reasonably likely to materially affect the Company’s internal controls over financial reporting.

UPDATED SHARE INFORMATION

As at May 10, 2016, we had 12,163,382 common shares issued and outstanding. In addition there were 2,045,818 common shares issuable upon the exercise of outstanding stock options and a total of 72,605 common shares issuable upon the exercise of common share purchase warrants.

ADDITIONAL INFORMATION

Additional information relating to Aptose, including Aptose' December 31, 2015 annual report on form 20-F and other disclosure documents, are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.